EXHIBIT 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

This discussion and analysis of financial condition and results of operations of Ballard Power Systems Inc. (“Ballard”, “the Company”, “we”, “us” or “our”) is prepared as at July 28, 2015 and should be read in conjunction with our unaudited condensed interim consolidated financial statements and accompanying notes for the three and six months ended June 30, 2015 and with our audited consolidated financial statements and accompanying notes for the year ended December 31, 2014. The results reported herein are presented in U.S. dollars unless otherwise stated and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Additional information relating to the Company, including our Annual Information Form, is filed with Canadian (www.sedar.com) and U.S. securities regulatory authorities (www.sec.gov) and is also available on our website at www.ballard.com.

BUSINESS OVERVIEW

At Ballard, we are building a clean energy growth company. We are recognized as a world leader in proton exchange membrane (“PEM”) fuel cell development and commercialization. Our principal business is the design, development, manufacture, sale and service of fuel cell products for a variety of applications, focusing on our “commercial stage” markets of Telecom Backup Power and Material Handling and on our “development stage” markets of Bus and Distributed Generation, as well as the delivery of Technology Solutions including engineering services and the license and sale of our extensive intellectual property portfolio and fundamental knowledge for a variety of fuel cell applications.

A fuel cell is an environmentally clean electrochemical device that combines hydrogen fuel with oxygen (from the air) to produce electricity. The hydrogen fuel can be obtained from natural gas, kerosene, methanol or other hydrocarbon fuels, or from water through electrolysis. Ballard fuel cell products feature high fuel efficiency, low operating temperature, low noise and vibration, compact size, quick response to changes in electrical demand, modular design and environmental cleanliness. Embedded in each Ballard PEM fuel cell product lies a stack of unit cells designed with our proprietary technology which draws on intellectual property from our patent portfolio together with our extensive experience in key areas of fuel cell stack design, operation, system integration, and fuel processing.

We provide our customers with the positive economic and environmental benefits unique to fuel cell power. We plan to build value for our shareholders by developing, manufacturing, selling and servicing industry-leading fuel cell products to meet the needs of our customers in select target markets. Our focus is on leveraging the inherent reliability and durability derived from our legacy automotive technology into non-automotive markets where demand is near term and on our core competencies of PEM fuel cell design, development, manufacture, sales and service.

Our business strategy is a two-pronged approach to build shareholder value through the sale and service of power products and the delivery of technology solutions. In product sales, our focus is on meeting the power needs of our customers by delivering high value, high reliability, high quality and clean energy power products that reduce customer costs and risks. Through technology solutions, our focus is on enabling our customers to solve their technical and business challenges and accelerate their fuel cell programs by delivering customized, high value, bundled technology solutions, including specialized engineering services, access to our deep intellectual property portfolio and know-how through licensing or sale, and providing technology component supply.

We are based in Canada, with head office, research and development, testing and manufacturing facilities in Burnaby, British Columbia. We also use a contract manufacturing facility in Tijuana, Mexico, have research and development facilities in Oregon, U.S.A., and have a sales, manufacturing, and research and development facility in Hobro, Denmark.

RECENT DEVELOPMENTS

On July 7, 2015, we closed an underwritten offering (“July 2015 Offering”) of 9.3 million common shares for gross proceeds of approximately $15.0 million, which includes the exercise in full by the underwriters of their option to purchase up to an additional 15% of common shares to cover over-allotments. Net cash proceeds to Ballard were approximately $13.6 million, after deducting underwriting discounts, commissions and other estimated offering expenses.

On June 29, 2015, we announced the signing of a definitive agreement to acquire Protonex Technology Corporation (“Protonex”), a leading designer and manufacturer of advanced power management products and portable fuel cell solutions. In connection with the proposed transaction, Ballard has filed a registration statement on Form F-4 with the Securities and Exchange Commission that includes a proxy statement and a prospectus, which has not yet been declared effective. The transaction is expected to close in the third quarter of 2015, subject to the effectiveness of the registration statement, Protonex shareholder approval, regulatory approvals and customary closing conditions. As consideration for the transaction, valued at $30 million, Ballard is assuming and paying certain of Protonex’s debt obligations and transaction costs at closing, currently estimated at approximately $4.4 million, and paying the balance of approximately $25.6 million through the issuance of an estimated 11.2 million Ballard common shares. The final number of Ballard common shares to be issued is subject to adjustment, on a dollar for dollar basis calculated using a fixed price of $2.28 per Ballard common share, based on the final debt obligations and transaction costs of Protonex as of the date of closing. The final accounting value of the estimated 11.2 million Ballard common shares to be issued as consideration to complete the acquisition will be calculated based on the trading price of Ballard’s common shares at the time of the completion of the merger. As such, the total dollar amount of acquisition consideration noted above is preliminary and is subject to material adjustment.

On June 8, 2015, we announced the signing of definitive license and supply agreements with Nantong Zehe New Energy Technology Co., Ltd. (“Nantong Zehe”) and Guangdong Synergy Hydrogen Power Technology Co,. Ltd. (“Synergy) to provide fuel cell power products and technology solutions to support the planned deployment of an initial 33 fuel cell-powered buses in two Chinese cities. The agreements have an estimated value of $10 million, the majority of which is expected to be recognized in 2015. The agreements include an initial order from Nantong Zehe (announced in April 2015) for the supply of FCvelocity®-HD7 bus power modules to power eight buses in addition to new orders for the supply of additional power products and technology solutions including a non-exclusive license for local assembly of FCvelocity®-HD7 bus power modules for use in clean energy buses in

China. In addition, Ballard will be the exclusive supplier of its proprietary fuel cell stacks for use in power modules assembled in China under these agreements. Amounts earned from these agreements (nil in the second quarter of 2015, approximately $0.8 million in the first half of 2015, nil in 2014) are recorded as either Bus or Technology Solutions revenues depending on the nature of work performed.

On February 11, 2015, we entered into a transaction with Volkswagen Group (“Volkswagen”) to transfer certain automotive-related fuel cell intellectual property for an aggregate amount of approximately $80 million including the benefits of a two-year extension of our existing technology development and engineering services agreement with Volkswagen previously announced on March 6, 2013 (see below for additional details). Under the transfer agreement (“Volkswagen IP Agreement”), Ballard will transfer to Volkswagen the ownership of the automotive-related portion of the fuel cell intellectual property assets previously acquired by us from United Technologies Corporation (“UTC”) on April 24, 2014 (the “UTC Portfolio”). The VW IP Agreement contemplates two separate transactions for total payments of $50 million:

(i)
On the closing of the initial transaction on February 23, 2015, Ballard transferred ownership of the automotive-related patents and patent applications of the UTC Portfolio in exchange for $40 million. This receipt triggered a 25%, or $10.0 million, license fee payment to UTC. Although ownership of the patents and patent applications was transferred to Volkswagen, Ballard received a royalty-free back-license to all the transferred patents and patent applications for use in all non-automotive applications, in bus applications and in certain limited pre-commercial automotive applications.

(ii)
On or before February 16, 2016, Ballard will transfer a copy of the automotive-related know-how of the UTC Portfolio in exchange for $10 million. This receipt will trigger a 9%, or $0.9 million, payment to UTC. On the closing of the transfer of a copy of the know-how, Ballard will retain full ownership of the know-how including the right to use the know-how in all our applications.

On the closing of the sale of the automotive-related patents and patent applications of the UTC Portfolio in the first quarter of 2015, we recognized a gain on sale of intellectual property of $14.2 million on net proceeds received of $29.5 million. On the closing of the transfer of the automotive-related know-how of the UTC Portfolio expected to occur on or before February 16, 2016, we expect to recognize an additional gain on transfer of intellectual property of approximately $5.0 million on expected net proceeds of approximately $9 million. Intellectual property assets of $3.8 million related to the cost of the automotive-related know-how of the UTC Portfolio has been reclassified from intangible assets to assets held for sale as of March 31, 2015.

On January 2, 2015, we announced that we had given termination notice on two licensing agreements in the China market as a result of material breaches of these agreements by Azure Hydrogen Energy Science and Technology Corporation (“Azure”). The first license agreement, originally announced on September 26, 2013, related to the assembly of Ballard’s FCvelocity®-HD7 Bus power modules for the Chinese market. The second license agreement, announced on June 19, 2014, related to the assembly of Ballard’s ElectraGen® Telecom Backup Power systems in China for the Chinese market. As a result of Azure’s breaches under both contracts, and notwithstanding Ballard’s good faith efforts to reach a settlement, we provided notice of termination of both contracts and recorded an impairment loss on trade receivables of $4.4 million in the fourth quarter of 2014 as we fully impaired all outstanding amounts owed by Azure. In June 2015, we agreed to a mutual release with Azure (“Azure Mutual Release Agreement”) whereby each party mutually released and forever discharged each other from any and all liability arising from the above noted licensing agreements. Pursuant to the Azure Mutual Release Agreement, Azure returned for cancellation its 10% ownership position in Dantherm Power to Dantherm Power for $nil proceeds, upon which the shares were cancelled by Dantherm Power. Following such cancellation, Ballard’s controlling ownership position in Dantherm Power was increased from 52% to 57%.

During the first half of 2015, a total of 0.1 million share purchase warrants were exercised for Ballard common shares generating net proceeds of $0.2 million. During 2014, a total of 7.9 million share purchase warrants were exercised for Ballard common shares generating net proceeds of $12.3 million. The share purchase warrants were issued as part of two underwritten offerings which closed in March 2013 and October 2013. As of June 30, 2015, 0.1 million share purchase warrants (exercisable at $1.50 per share to March 2018) from the March 2013 underwritten offering and 1.7 million share purchase warrants (exercisable at $2.00 per share to October 2018) from the October 2013 underwritten offering remain outstanding.

During the first half of 2015, a total of 0.2 million employee share purchase options were exercised for Ballard common shares generating proceeds of $0.3 million. During 2014, a total of 3.6 million employee share purchase options were exercised for Ballard common shares generating proceeds of $6.8 million. As of June 30, 2015, 5.5 million share purchase options at a variety of prices and vesting dates remain outstanding.

On October 8, 2014, we completed a long term supply agreement with Plug Power Inc (“Plug Power”) to provide fuel cell stacks for use in Plug Power’s GenDrive™ systems deployed in forklift trucks. The new supply agreement replaced an existing agreement and runs to the end of 2017, with the provision for two 1-year extensions.

On September 1, 2014, we announced the appointment of Randall MacEwen as President and Chief Executive Officer, effective October 6, 2014. Mr. MacEwen replaced John Sheridan, who retired after serving as the Company’s President and Chief Executive Officer since 2006.

On June 29, 2014, we completed a definitive agreement for the sub-license of intellectual property to M-Field Energy Corporation (“M-Field”) for material handling systems to be deployed in Europe (“M-Field Licensing Agreement”). Ballard will also provide M-Field with engineering services support through 2015 to assist in optimizing system integration activities utilizing Ballard fuel cell stacks. The agreement has an initial value of approximately $1 million. Also under the agreement, Ballard will be the exclusive supplier of fuel cell stacks, including the FCgen®-1020ACS air-cooled and FCvelocity®-9SSL liquid-cooled stack products, for all material handling systems deployed by M-Field in Europe. Amounts earned from the M-Field Licensing Agreement (approximately $0.2 million in the second quarter and first half of 2015, $0.5 million in the second quarter and first half of

2014, and $0.8 million in 2014) are recorded as Technology Solutions revenues. Prior to the completion of the M-Field Licensing Agreement, we acquired the material handling intellectual property portfolio of H2 Logic A/S, a leading European manufacturer of hydrogen refueling stations and fuel cell systems for applications such as forklift trucks and tow tractors when H2 Logic A/S made a strategic decision to narrow its business focus to hydrogen refueling stations. Ballard is sub-licensing this intellectual property to M-Field.

On June 19, 2014, we completed a definitive agreement with Azure in relation to an assembly license for Telecom Backup Power systems for the China market (“Azure Telecom Backup Power Licensing Agreement”). The agreement had an estimated value of $7.2 million over 2014 and 2015. In addition to the payment for the assembly license, Ballard was to be the exclusive supplier of subsystems to Azure including FCgen®-1020ACS air-cooled fuel cell stacks and fuel processors and was to receive a royalty payment for each Telecom Backup Power system sold in China should Azure successfully execute its Business Plan and achieve volume commitments. On January 2, 2015, we announced that we had given termination notice on this agreement as a result of material breaches by Azure. Amounts earned from the Azure Telecom Backup Power Licensing Agreement (nil in 2015, approximately $1.5 million in the second quarter and first half of 2014, and $3.8 million in 2014) prior to the contract termination and subsequent mutual release are recorded as Technology Solutions revenues.

On April 24, 2014, we acquired the transportation and stationary related fuel cell intellectual property assets of United Technologies Corporation (“UTC”) for total consideration of $22.3 million. The UTC Portfolio consisted of approximately 800 patents and patent applications, as well as patent licenses, invention disclosures and know-how primarily related to PEM fuel cell technology. In addition to incremental intellectual property licensing revenue or sale opportunities, the acquired intellectual property assets will support other key elements of Ballard’s corporate strategy: engineering service capabilities will be expanded in both automotive and non-automotive markets; and fuel cell product sales will be accelerated through product development initiatives in areas such as durability and balance of plant simplification. As consideration for the acquired intellectual property assets, UTC received 5.1 million Ballard common shares valued at $20.3 million, $2 million in cash, a grant back license to use the patent portfolio in UTC’s existing businesses, and a portion (typically 25%) of Ballard’s future intellectual property sale and licensing income generated from the combined intellectual property portfolio for a period of 15-years expiring in April 2029. On February 11, 2015, we entered into an agreement with Volkswagen to transfer the automotive-related portion of the UTC Portfolio to Volkswagen in two separate transactions for total payments of $50 million (which will trigger total payments to UTC of $10.9 million; of which $10.0 million has been paid to date) while retaining a royalty-free back-license to utilize the entire UTC Portfolio in all non-automotive applications, in bus applications and in certain limited pre-commercial purposes in automotive applications. We retain a royalty obligation to pay UTC a portion (typically 25%) of any additional future intellectual property sale and licensing income generated from our intellectual property portfolio until April 2029.

During March 2014, Anglo American Platinum Limited (“Anglo”) converted its $4.0 million non-interest bearing promissory note into 4.76 million Ballard common shares as per the terms of an agreement announced on March 3, 2013. On conversion, the entire $4.0 million

Note (which was classified as an equity instrument on initial issuance in 2013) was reclassified from Contributed Surplus to Share Capital.

On September 26, 2013, we completed multi-year definitive agreements with Azure to support Azure’s zero emission fuel cell bus program for the China market. Azure planned to partner with Chinese bus manufacturers in a phased development program for deployment of zero emission fuel cell buses in China, using Ballard’s world leading fuel cell technology (“Azure Bus Licensing Agreement”). For the first phase of the program, Ballard had agreed to provide a license, associated equipment and engineering services to enable assembly of Ballard’s FCvelocity®-HD7 bus power modules by Azure in China. Once this assembly capability was established, Azure would assemble modules with fuel cell stacks to be supplied exclusively by Ballard. The expected value of the contract to Ballard over the initial 12-months of the first phase was approximately $11 million, related to the license for module assembly together with associated equipment and engineering services. On January 2, 2015, we announced that we have given termination notice on this agreement as a result of material breaches by Azure. Amounts earned from the Azure Bus Licensing Agreement (nil in 2015, approximately $1.6 million in the second quarter of 2014, $3.9 million in the first half of 2014, and $4.9 million in 2014) prior to the contract termination and subsequent mutual release are recorded as Technology Solutions revenues.

On March 6, 2013, we entered into a technology development and engineering services agreement with Volkswagen to advance development of fuel cells for use in powering demonstration cars in Volkswagen’s fuel cell automotive research program. The initial contract term was 4-years commencing in March 2013, with an option by Volkswagen for a 2-year extension. The initial expected 4-year contract value was in the range of approximately $60 - $100 million Canadian. On closing of the Volkswagen IP Agreement in February 2015, this technology development and engineering services was extended 2-years to February 2019. Over the full 6-years, this technology development and engineering services contract now has an estimated value of Canadian $100-140 million and is focused on the design and manufacture of next-generation fuel cell stacks for use in Volkswagen’s fuel cell demonstration car program. Volkswagen also retains an option to further extend this program by 2-years to February 2021. Amounts earned from this agreement (approximately $3.7 million in the second quarter of 2015, $7.1 million in the first half of 2015, $5.3 million in the second quarter of 2014, $10.4 million in the first half of 2014, and $18.5 million in 2014) are recorded as Technology Solutions revenues.

In June 2011, we obtained a $7.0 million Canadian (revised to $7.3 million Canadian in December 2012) award agreement from Sustainable Development Technology Canada (“SDTC”) for the period from 2011 to 2015 for extending the operating life and lowering the product cost of FCgen™-1300, the fuel cell product that powers Ballard’s CLEARgen™ distributed generation system. This award is in addition to a $4.8 million Canadian (revised to $6.9 million Canadian in June 2012) award agreement from SDTC announced in 2010 and successfully completed in the fourth quarter of 2014 for helping to develop the FCvelocity®-HD7, Ballard’s next-generation of fuel cell power module designed specifically for integration into bus applications and reflecting improved durability and reliability as well as a significant reduction in cost. These awards are recorded primarily as a cost offset against our research and product development expenses as the expenses are incurred on these programs.

OPERATING SEGMENTS

We report our results in the single operating segment of Fuel Cell Products and Services. Our Fuel Cell Products and Services segment consists of the sale and service of fuel cell products for our “commercial stage” markets of Telecom Backup Power and Material Handling and for our “development stage” markets of Bus and Distributed Generation, as well as the delivery of Technology Solutions including engineering services and the license and sale of our extensive intellectual property portfolio and fundamental knowledge for a variety of fuel cell applications.

We made changes to the composition of revenues in our Fuel Cell Products and Services segment in 2015. As a result, licensing revenues of $2.6 million for the second quarter of 2014 and $4.2 million for the first half of 2014 previously recorded as either “development stage” Bus revenues, Telecom Backup Power revenues, or Material Handling revenues have been retroactively reclassified as Technology Solutions revenues.

RESULTS OF OPERATIONS – Second Quarter of 2015

Revenue and gross margin

(Expressed in thousands of U.S. dollars)	Three months ended June 30,
Fuel Cell Products and Services	2015	2014	$ Change	% Change
Telecom Backup Power	$2,980	$2,596	$384	15%
Material Handling	2,678	4,041	(1,363)	(34%	)
Development Stage	639	738	(99)	(13%	)
Technology Solutions	4,880	11,096	(6,216)	(56%	)
Revenues	11,177	18,471	(7,294)	(39%	)
Cost of goods sold	10,086	13,930	(3,844)	(28%	)
Gross Margin	$1,091	$4,541	$(3,450)	(76%	)
Gross Margin %	10%	25%	n/a	(15 pts)

Fuel Cell Products and Services Revenues of $11.2 million for the second quarter of 2015 declined (39%), or ($7.3) million, compared to the second quarter of 2014. The (39%) decline was driven by lower Technology Solutions and Material Handling revenues, which more than offset an increase in Telecom Backup Power revenues. As a result of the termination of the Azure contracts in the fourth quarter of 2014, we did not record any revenue in the second quarter 2015 from the Azure Bus and Azure Telecom Backup Power Agreements as compared to a total of $3.2 million in the second quarter of 2014.

Technology Solutions revenues of $4.9 million decreased ($6.2) million, or (56%), due primarily to the absence in 2015 of licensing and engineering services revenues under the Azure Bus Licensing Agreement (nil in the second quarter of 2015 as compared to $1.6 million in the second quarter of 2014) and the Azure Telecom Backup Power Agreement (nil in the second quarter of 2015 as compared to $1.5 million in the second quarter of 2014), by the increased allocation of engineering resources pursuant to our plan to address certain product quality issues discovered in 2014, and by lower engineering services revenues earned on the Volkswagen Agreement which reflected a program cadence in 2014 that was weighted toward the first half of the year. In addition, Volkswagen service revenues were negatively impacted in the second quarter of 2015, as compared to the second quarter of 2014, as a result of an approximate (13%) lower Canadian dollar, relative to the U.S. dollar, as the Volkswagen Agreement is priced in Canadian dollars.

Telecom Backup Power revenues of $3.0 million increased $0.4 million, or 15%, due primarily to an increase in shipments of methanol-based backup power systems combined with an increase in shipments of hydrogen-based backup power stacks. The increase in methanol-based backup power system shipments was driven by an initial order from Reliance Jio Infocomm Limited (“RJIL”) for 100 ElectraGen™-ME 2.5kW fuel cell backup power systems to be deployed in RJIL’s wireless telecom network in India. Shipment of these initial 100 systems was completed in the second quarter of 2015. This increase was partially offset by a lower average selling price in the second quarter of 2015 on sales of methanol-based backup power systems due primarily to product mix as the 100-system RJIL order was for 2.5kW systems compared to predominately 5.0kW system shipments in the second quarter of 2014. New customer deployments of Telecom Backup Power system and stack solutions also continued to be negatively impacted by the relatively long, protracted sales cycle that includes additional time required for qualification, onsite testing, field trialing and certification, as well as by our plan to address certain product quality issues discovered in 2014.

Material Handling revenues of $2.7 million decreased ($1.4) million, or (34%), as a result of lower stack shipments to our customer, Plug Power.

Development stage revenues of $0.6 million decreased ($0.1) million, or (13%), due to slightly lower shipments of heavy-duty fuel cell bus modules to our customers primarily in Europe and North America.

Fuel Cell Products and Services gross margins declined to $1.1 million, or 10% of revenues, for the second quarter of 2015, compared to $4.5 million, or 25% of revenues, for the second quarter of 2014. The decline in gross margin was driven by (i) a lack of high margin licensing and engineering services revenue earned in the second quarter of 2015 on the breached Azure Bus and Azure Telecom Backup Power Agreements, compared to $3.2 million recognized in the second quarter of 2014; (ii) lower engineering services revenues earned on the Volkswagen Agreement which reflected a program cadence in 2014 that was weighted toward the first half of the year; and (iii) higher manufacturing overhead and related costs due to lower product cost absorption primarily as a result of lower Material Handling shipments, combined with higher material usage and direct labour costs primarily as a result of product mix and an increase in service related expenses. These negative impacts in the second quarter of 2015 were partially offset by positive net inventory adjustments in the second quarter of 2015 of $0.1 million as we recovered on inventory previously impaired, compared to negative net inventory adjustments of ($0.6) million in the second quarter of 2014 related primarily to inventory obsolescence charges.

Cash Operating Costs

(Expressed in thousands of U.S. dollars)	Three months ended June 30,
	2015	2014	$ Change	% Change
Research and Product Development (operating cost)	$2,996	$2,492	$504	20%
General and Administrative (operating cost)	2,003	2,425	(422)	(17%	)
Sales and Marketing (operating cost)	1,741	1,754	(13)	(1%	)
Cash Operating Costs	$6,740	$6,671	$69	1%
Cash Operating Costs is a non-GAAP measure. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.  See reconciliation to GAAP in the Supplemental Non-GAAP Measures section. Cash Operating Costs adjusts operating expenses for stock-based compensation expense, depreciation and amortization, impairment losses on trade receivables, restructuring charges, acquisition costs and financing charges.

Cash Operating Costs (see Supplemental Non-GAAP Measures) for the second quarter of 2015 were $6.7 million, an increase of $0.1 million, or 1%, compared to the second quarter of 2014. The 1% increase in the second quarter of 2015 was driven by higher research and product development costs which more than offset reductions in general and administrative costs and sales and marketing costs.

Research and product development costs for the second quarter of 2015 were $3.0 million, an increase of $0.5 million, or 20%, compared to the second quarter of 2014. The 20% increase was driven primarily by the (56%) decline in Technology Solutions revenues resulting in fewer engineering staff resources being directed to revenue generating engineering service projects as engineering resources were instead redirected pursuant to our plan to address certain product quality issues in discovered in 2014. In addition, fewer engineering resources were required in the second quarter of 2015, as compared to the second quarter of 2014, on the Volkswagen Agreement which reflected a program cadence in 2014 that was weighted toward the first half of the year. Labour and material costs incurred on revenue producing engineering services projects are reallocated from research and product development expenses to cost of goods sold. These cost pressures in 2015 were partially offset by lower labour costs in Canada as a result of an approximate (13%) lower Canadian dollar, relative to the U.S. dollar, and the resulting positive impact on our Canadian operating cost base.

General and administrative costs for the second quarter of 2015 were $2.0 million, a decline of ($0.4) million, or (17%), compared to the second quarter of 2014. The (17%) decrease was driven primarily by lower labour costs in Canada as a result of an approximate (13%) lower Canadian dollar, relative to the U.S. dollar, and the resulting positive impact on our Canadian operating cost base.

Sales and marketing costs for the second quarter of 2015 were $1.7 million, a decline of (1%) compared to the second quarter of 2014. The (1%) decrease was driven primarily by lower labour costs in Canada as a result of an approximate (13%) lower Canadian dollar, relative to the U.S. dollar, and the resulting positive impact on our Canadian operating cost base. These cost savings in 2015 were partially offset by increased investment in sales and marketing capacity primarily in the Telecom Backup Power market.

As noted above, operating expenses in the second quarter of 2015 benefited from the positive impact of a weaker Canadian dollar, relative to the U.S. dollar. As a significant amount of our net operating costs (primarily labour) are denominated in Canadian dollars, operating expenses and Adjusted EBITDA are impacted by changes in the Canadian dollar relative to the U.S. dollar. As the Canadian dollar relative to the U.S. dollar was approximately (13%) lower in the second quarter of 2015 as compared to the second quarter of 2014, positive foreign exchange impacts on our Canadian operating cost base and Adjusted EBITDA were approximately $0.8 million. A $0.01 decrease in the Canadian dollar, relative to the U.S. dollar, positively impacts annual Cash Operating Costs and Adjusted EBITDA by approximately $0.2 million to $0.3 million.

Adjusted EBITDA

(Expressed in thousands of U.S. dollars)	Three months ended June 30,
	2015	2014	$ Change	% Change
Adjusted EBITDA	$(4,846)	$(1,199)	$(3,647)	(304%	)
EBITDA and Adjusted EBITDA are non-GAAP measures. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.  See reconciliation to GAAP in the Supplemental Non-GAAP Measures section. Adjusted EBITDA adjusts EBITDA for stock-based compensation expense, transactional gains and losses, finance and other income, and acquisition costs.

Adjusted EBITDA (see Supplemental Non-GAAP Measures) for the second quarter of 2015 was ($4.8) million, compared to ($1.2) million for the second quarter of 2014. The ($3.6) million increase in Adjusted EBITDA loss in the second quarter of 2015 was driven by the decline in gross margin of ($3.5) million primarily as a result of the (39%) overall decline in revenue and the lack of high margin licensing revenue earned in the second quarter of 2015 as a result of the Azure contract breaches, combined with a minor increase in Cash Operating Costs of ($0.1) million primarily as a result of fewer engineering staff resources being directed to revenue generating engineering service projects.

Net income (loss) attributable to Ballard

(Expressed in thousands of U.S. dollars)	Three months ended June 30,
	2015	2014	$ Change	% Change
Net income (loss) attributable to Ballard from continuing operations	$(7,342)	$(4,457)	$(2,885)	(65%	)

Net income (loss) attributable to Ballard from continuing operations for the second quarter of 2015 was ($7.3) million, or ($0.06) per share, compared to a net loss of ($4.5) million, or ($0.03) per share, in the second quarter of 2014. The ($2.9) million increase in net loss for the second quarter of 2015 was driven primarily by the increase in Adjusted EBITDA loss of ($3.6) million, partially offset by an increase in Finance and Other Income of $0.4 million primarily as a result of foreign exchange gains on our Canadian dollar-denominated net monetary position, and by lower income taxes of $0.4 million related to withholding taxes incurred in 2014 on certain Azure licensing income. Acquisition charges of ($0.3) million in the second quarter of 2015 related to the Protonex definitive agreement was offset by a decline in depreciation and amortization expense of $0.4 million primarily as a result of the Volkswagen IP Agreement.

Net loss attributable to Ballard from continuing operations excludes the net loss attributed to the non-controlling interests in the losses of Dantherm Power. During the second quarters of 2015 and 2014, we effectively held a 52% equity interest in Dantherm Power. Net loss attributed to non-controlling interests for the second quarter of 2015 was ($0.3) million, as compared to ($0.4) million for the second quarter of 2014.

Cash used in operating activities

(Expressed in thousands of U.S. dollars)	Three months ended June 30,
	2015	2014	$ Change	% Change
Cash (used in) provided by operating activities	$(5,286)	$(2,947)	$(2,339)	(79%	)

Cash used in operating activities in the second quarter of 2015 was ($5.3) million, consisting of cash operating losses of ($5.5) million, partially offset by net working capital inflows of $0.2 million. Cash used in operating activities in the second quarter of 2014 was ($2.9) million, consisting of cash operating losses of ($2.3) million and net working capital outflows of ($0.6) million. The ($2.3) million increase in cash used by operating activities in the second quarter of 2015, as compared to the second quarter of 2014, was driven by the relative increase in cash operating losses of ($3.2) million, partially offset by the relative improvement in working capital requirements of $0.9 million. The ($3.2) million increase in cash operating losses in the second quarter of 2015 was due primarily to the ($3.6) million increase in Adjusted EBITDA loss, partially offset by higher Finance and other income of $0.4 million.

The total change in working capital of $0.2 million in the second quarter of 2015 was driven by higher deferred revenue of $4.3 million as we collected pre-payments on certain Bus and Technology Solutions contracts in advance of work performed. These second quarter of 2015 working capital inflows were partially offset by higher accounts receivable of ($2.1) million primarily as a result of the timing of Telecom Backup Power revenues and the related customer collections, by higher inventory of ($0.8) million primarily as a result of delayed but expected Telecom Backup Power system shipments, and by higher prepaid expenses of ($1.0) million related primarily to the timing of annual insurance and property tax renewals. This compares to a total change in working capital of ($0.6) million in the second quarter of 2014 which was due primarily to higher accounts receivable of ($1.6) million primarily as a result of the timing of Engineering Services, Bus and Telecom Backup Power revenues and the related customer collections, by increased inventory of ($0.5) million to support higher product shipments expected in the last half of the year, and by lower deferred revenue of ($0.6) million as we completed the contract work on certain Technology Solutions and SDTC government grant contracts for which we received pre-payments in an earlier period. These working capital outflows in the second quarter of 2014 were partially offset by working capital inflows related to higher accounts payable and accrued liabilities of $2.0 million due primarily to the timing of purchases and supplier payments.

RESULTS OF OPERATIONS – Six months ended June 30, 2015

Revenue and gross margin

(Expressed in thousands of U.S. dollars)	Six months ended June 30,
Fuel Cell Products and Services	2015	2014	$ Change	% Change
Telecom Backup Power	$3,577	$5,461	$(1,884)	(35%	)
Material Handling	5,244	6,037	(793)	(13%	)
Development Stage	2,322	827	1,495	181%
Technology Solutions	9,297	20,138	(10,841)	(54%	)
Revenues	20,440	32,463	(12,023)	(37%	)
Cost of goods sold	18,332	24,392	(6,060)	(25%	)
Gross Margin	$2,108	$8,071	$(5,963)	(74%	)
Gross Margin %	10%	25%	n/a	(15 pts	)

Fuel Cell Products and Services Revenues of $20.4 million for the first half of 2015 declined (37%), or ($12.0) million, compared to the first half of 2014. The (37%) decline was driven by lower Technology Solutions, Telecom Backup Power and Material Handling revenues, which more than offset an increase in Development Stage Bus revenues. As a result of the termination of the Azure contracts in the fourth quarter of 2014, we did not record any revenue in the first half of 2015 from the Azure Bus and Azure Telecom Backup Power Agreements as compared to a total of $5.4 million recognized in the first half of 2014.

Technology Solutions revenues of $9.3 million decreased ($10.8) million, or (54%), due primarily to the absence in 2015 of licensing and engineering services revenues under the Azure Bus Licensing Agreement (nil in the first half of 2015 as compared to $3.9 million in the first half of 2014) and the Azure Telecom Backup Power Licensing Agreement (nil in the first quarter of 2015 as compared to $1.5 million in the first quarter of 2014), by the increased allocation of engineering resources pursuant to our plan to address certain product quality issues discovered in 2014, and by lower engineering services revenues earned on the Volkswagen Agreement which reflected a program cadence in 2014 that was weighted toward the first half of the year. In addition, Volkswagen service revenues were negatively impacted in the first half of 2015, as compared to the first half of 2014, as a result of an approximate (13%) lower Canadian dollar, relative to the U.S. dollar, as the Volkswagen Agreement is priced in Canadian dollars.

Telecom Backup Power revenues of $3.6 million declined ($1.9) million, or (35%), due primarily to a decline in shipments of hydrogen-based backup power stacks combined with a lower average selling price in 2015 on sales of methanol-based backup power systems driven by the completed shipment of an initial order from RJIL of 100 ElectraGen™-ME 2.5kW fuel cell backup power systems to be deployed in RJIL’s wireless telecom network in India. The lower average selling price of methanol-based backup power systems in 2015 was due primarily to product mix as the 100-system RJIL order was for 2.5kW systems compared to predominately 5.0kW system shipments in 2014. New customer deployments of Telecom Backup Power system and stack solutions also continued to be negatively impacted by the relatively long, protracted sales cycle that includes additional time required for qualification, onsite testing, field trialing and certification, as well as by our plan to address certain product quality issues discovered in 2014.

Material Handling revenues of $5.2 million decreased ($0.8) million, or (13%), as a result of lower stack shipments to our customer, Plug Power.

Development stage revenues of $2.3 million increased $1.5 million, or 181%, due to higher shipments of heavy-duty fuel cell bus modules to our customers primarily in Asia, North America and Europe. Bus module shipments in the first half of 2015 included the delivery of three next-generation FCvelocityTM-HD7 power modules to Nantong Zehe in China, as part of a larger supply agreement with Nantong Zehe and Synergy to provide fuel cell power products and technology solutions to support the planned deployment of an initial 33 fuel cell-powered buses in two Chinese cities. The agreements have an estimated value of $10 million, the majority of which is expected to be recognized in 2015.

Fuel Cell Products and Services gross margins declined to $2.1 million, or 10% of revenues, for the first half of 2015, compared to $8.1 million, or 25% of revenues, for the first half of 2014. The decline in gross margin was driven by (i) a lack of high margin licensing and engineering services revenue earned in the first half of 2015 on the breached Azure Bus and Telecom Backup Power Agreements, compared to $5.4 million recognized in the first half of 2014; (ii) lower engineering services revenues earned on the Volkswagen Agreement which reflected a program cadence in 2014 that was weighted toward the first half of the year; and (iii) higher manufacturing overhead and related costs due to lower product cost absorption primarily as a result of lower Telecom Backup Power and Material Handling system and stack shipments, combined with higher material usage and direct labour costs primarily as a result of product mix and an increase in service related expenses. These negative impacts in 2015 were partially offset by (i) positive net warranty adjustments in the first half of 2015 of $0.9 million related primarily to fuel cell bus contractual warranty expirations, compared to positive net warranty adjustments of $0.3 million in the first half of 2014; and (ii) reduced negative net inventory adjustments in the first half of 2015 of ($0.1) million related primarily to inventory obsolescence and impairment charges, compared to negative net inventory adjustments in the first half of 2014 of ($0.6) million.

Cash Operating Costs

(Expressed in thousands of U.S. dollars)	Six months ended June 30,
	2015	2014	$ Change	% Change
Research and Product Development (operating cost)	$7,025	$4,719	$2,306	49%
General and Administrative (operating cost)	4,250	4,733	(483)	(10%	)
Sales and Marketing (operating cost)	3,335	3,508	(173)	(5%	)
Cash Operating Costs	$14,610	$12,960	$1,650	13%
Cash Operating Costs is a non-GAAP measure. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.  See reconciliation to GAAP in the Supplemental Non-GAAP Measures section. Cash Operating Costs adjusts operating expenses for stock-based compensation expense, depreciation and amortization, impairment losses on trade receivables, restructuring charges, acquisition costs and financing charges.

Cash Operating Costs (see Supplemental Non-GAAP Measures) for the first half of 2015 were $14.6 million, an increase of $1.7 million, or 13%, compared to the first half of 2014. The 13% increase in the first quarter of 2015 was driven by significantly higher research and product development costs which more than offset minor reductions in general and administrative costs and sales and marketing costs.

Research and product development costs for the first half of 2015 were $7.0 million, an increase of $2.3 million, or 49%, compared to the first half of 2014. The 49% increase was driven primarily by the (54%) decline in Technology Solutions revenues resulting in significantly fewer engineering staff resources being directed to revenue generating engineering service projects as engineering resources were instead redirected pursuant to our plan to address certain product quality issues discovered in 2014. In addition, fewer engineering resources were required in the first half of 2015, as compared to the first half of 2014, on the Volkswagen Agreement which reflected a program cadence in 2014 that was weighted toward the first half of the year. Labour and material costs incurred on revenue producing engineering services projects are reallocated from research and product development expenses to cost of goods sold. These cost pressures in 2015 were partially offset by lower labour costs in Canada as a result of an approximate (13%) lower Canadian dollar, relative to the U.S. dollar, and the resulting positive impact on our Canadian operating cost base.

General and administrative costs for the first half of 2015 were $4.3 million, a decline of ($0.5) million, or (10%), compared to the first half of 2014. The (10%) decrease was driven by lower labour costs in Canada as a result of an approximate (13%) lower Canadian dollar, relative to the U.S. dollar, and the resulting positive impact on our Canadian operating cost base.

Sales and marketing costs for the first half of 2015 were $3.3 million, a decline of ($0.2) million, or (5%), compared to the first half of 2014. The (5%) decrease was driven by lower labour costs in Canada as a result of an approximate (13%) lower Canadian dollar, relative to the U.S. dollar, and the resulting positive impact on our Canadian operating cost base. These cost savings in 2015 were partially offset by increased investment in sales and marketing capacity primarily in the Telecom Backup Power market.

As noted above, operating expenses in the first half of 2015 benefited from the positive impact of a weaker Canadian dollar, relative to the U.S. dollar. As a significant amount of our net operating costs (primarily labour) are denominated in Canadian dollars, operating expenses and Adjusted EBITDA are impacted by changes in the Canadian dollar relative to the U.S. dollar. As the Canadian dollar relative to the U.S. dollar was approximately (13%) lower in the first half of 2015 as compared to the first half of 2014, positive foreign exchange impacts on our Canadian operating cost base and Adjusted EBITDA were approximately $1.6 million. A $0.01 decrease in the Canadian dollar, relative to the U.S. dollar, positively impacts annual Cash Operating Costs and Adjusted EBITDA by approximately $0.2 million to $0.3 million.

Adjusted EBITDA

(Expressed in thousands of U.S. dollars)	Six months ended June 30,
	2015	2014	$ Change	% Change
Adjusted EBITDA	$(9,918)	$(2,997)	$(6,921)	(231%	)
EBITDA and Adjusted EBITDA are non-GAAP measures. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.  See reconciliation to GAAP in the Supplemental Non-GAAP Measures section. Adjusted EBITDA adjusts EBITDA for stock-based compensation expense, transactional gains and losses, finance and other income, and acquisition costs.

Adjusted EBITDA (see Supplemental Non-GAAP Measures) for the first half of 2015 was ($9.9) million, compared to ($3.0) million for the first half of 2014. The ($6.9) million increase in Adjusted EBITDA loss in the first half of 2015 was driven by the decline in gross margin of ($6.0) million primarily as a result of the (37%) overall decline in revenue and the lack of high margin licensing revenue earned in the first half of 2015 as a result of the Azure contract breaches, combined with increases in Cash Operating Costs of ($1.7) million primarily as a result of significantly fewer engineering staff resources being directed to revenue generating engineering service projects. These Adjusted EBITDA pressures in the first quarter of 2015 were partially offset by a reduction in other expenses as a result of net impairment recoveries on trade receivables of $1.0 million as we collected certain accounts principally in Asia that were considered impaired and written down in a previous period.

Net income (loss) attributable to Ballard

(Expressed in thousands of U.S. dollars)	Six months ended June 30,
	2015	2014	$ Change	% Change
Net income (loss) attributable to Ballard from continuing operations	$(325)	$(8,298)	$7,973	96%

Net income (loss) attributable to Ballard from continuing operations for the first half of 2015 was ($0.3) million, or ($0.00) per share, compared to a net loss of ($8.3) million, or ($0.07) per share, in the first half of 2014. The $8.0 million improvement in net loss for the first half of 2015 was driven primarily by the gain on sale of intellectual property of $14.2 million related to the closing of the initial tranche of the Volkswagen IP Agreement, partially offset by an increase in Adjusted EBITDA loss of ($6.9) million and by lower depreciation and amortization expense of $0.6 million primarily as a result of the Volkswagen IP Agreement. A reduction in income taxes in 2015 of $0.5 million related to withholding taxes incurred in 2014 on certain Azure licensing income was primarily offset by acquisition charges of ($0.3) million in 2015 related to the Protonex definitive agreement, and by a ($0.3) million increase in stock-based compensation expense accruals in 2015.

Net loss attributable to Ballard in the first half of 2014 was also negatively impacted by impairment charges on investments of ($0.2) million on our non-core investment in Chrysalix Energy Limited Partnership. Adjusted EBITDA and Net loss attributable to Ballard in 2015 were also positively impacted by net impairment recoveries on trade receivables of $1.0 million. Excluding the impact of the gain on sale of intellectual property as a result of the VW IP Agreement in 2015, impairment recoveries on trade receivables in 2015, acquisition charges in 2015, and the Chrysalix impairment charge in 2014, Normalized Net Loss (see Supplemental Non-GAAP Measures) in the first half of 2015 was ($15.2) million, or ($0.12) per share, compared to ($8.1) million, or ($0.07) per share, for the first half of 2014.

Net loss attributable to Ballard from continuing operations excludes the net loss attributed to the non-controlling interests in the losses of Dantherm Power. During the first half of 2015 and 2014, we effectively held a 52% equity interest in Dantherm Power. Net loss attributed to non-controlling interests for the first half of 2015 was ($0.6) million, as compared to ($0.7) million for the first half of 2014.

Cash used in operating activities

(Expressed in thousands of U.S. dollars)	Six months ended June 30,
	2015	2014	$ Change	% Change
Cash (used in) provided by operating activities	$(10,666)	$(9,585)	$(1,081)	(11%	)

Cash used in operating activities in the first half of 2015 was ($10.7) million, consisting of cash operating losses of ($11.3) million, partially offset by net working capital inflows of $0.6 million. Cash used in operating activities in the first half of 2014 was ($9.6) million, consisting of cash operating losses of ($4.5) million and net working capital outflows of ($5.1) million. The ($1.1) million increase in cash used by operating activities in the first half of 2015, as compared to the first half of 2014, was driven by the relative increase in cash operating losses of ($6.8) million, partially offset by the relative improvement in working capital requirements of $5.7 million. The ($6.8) million increase in cash operating losses in the first half of 2015 was due primarily to the ($6.9) million increase in Adjusted EBITDA loss.

The total change in working capital of $0.6 million in the first half of 2015 was driven by higher deferred revenue of $6.3 million as we collected pre-payments on certain Bus and Technology Solutions contracts in advance of work performed, and by lower accounts receivable of $2.8 million primarily as a result of the timing of revenues and the related customer collections. These first half of 2015 working capital inflows were partially offset by higher inventory of ($3.9) million primarily as a result of delayed but expected Telecom Backup Power system shipments, by lower accrued warranty provisions of ($2.1) million due primarily to fuel cell bus warranty contract expirations and customer service related expenses incurred in our Telecom Backup Power market in Asia, by lower accounts payable and accrued liabilities of ($1.2) million as a result of the timing of supplier payments and annual compensation awards, and by higher prepaid expenses of ($1.2) million related primarily to the timing of annual insurance and property tax renewals. This compares to a total change in working capital of ($5.1) million in the first half of 2014 which was due primarily to higher accounts receivable of ($3.9) million as a result of the timing of Engineering Services, Bus and Telecom Backup Power revenues and the related customer collections, and by lower deferred revenue of ($3.0) million as we completed the contract work on certain Engineering Services and SDTC government grant contracts for which we received pre-payments in an earlier period. These working capital outflows in the first half of 2014 were partially offset by working capital inflows related to higher accounts payable and accrued liabilities of $3.5 million due primarily to the timing of purchases and supplier payments.

OPERATING EXPENSES AND OTHER ITEMS

Research and product development expenses

(Expressed in thousands of U.S. dollars)	Three months ended June 30,
Research and product development	2015	2014	$ Change	% Change
Research and product development expense	$3,871	$3,556	$315	9%
Less: Depreciation and amortization expense	$(470)	$(793)	$323	41%
Less: Stock-based compensation expense	$(405)	$(271)	$(134)	(49%	)
Research and product development (operating cost)	$2,996	$2,492	$504	20%

(Expressed in thousands of U.S. dollars)	Six months ended June 30,
Research and product development	2015	2014	$ Change	% Change
Research and product development expense	$8,723	$6,554	$2,169	33%
Less: Depreciation and amortization expense	$(1,051)	$(1,355)	$304	22%
Less: Stock-based compensation expense	$(647)	$(480)	$(167)	(35%	)
Research and product development (operating cost)	$7,025	$4,719	$2,306	49%

Research and product development expenses for the three months ended June 30, 2015 were $3.9 million, an increase of $0.3 million, or 9%, compared to the corresponding period of 2014. Excluding depreciation and amortization expense of ($0.5) million and ($0.8) million, respectively, in each of the periods and excluding stock-based compensation expense of ($0.4) million and ($0.3) million, respectively, in each of the periods, research and product development costs were $3.0 million in the second quarter of 2015, an increase of $0.5 million, or 20%, compared to the second quarter of 2014.

Research and product development expenses for the six months ended June 30, 2015 were $8.7 million, an increase of $2.2 million, or 33%, compared to the corresponding period of 2014. Excluding depreciation and amortization expense of ($1.1) million and ($1.4) million, respectively, in each of the periods and excluding stock-based compensation expense of ($0.6) million and ($0.5) million, respectively, in each of the periods, research and product development costs were $7.0 million in the first half of 2015, an increase of $2.3 million, or 49%, compared to the first half of 2014.

The respective 20% and 49% increases in research and development costs in 2015 was driven primarily by the respective (56%) and (54%) decline in Technology Solutions revenues resulting in fewer engineering staff resources being redirected to revenue generating engineering service projects. Engineering resources were instead redirected pursuant to our plan to address certain product quality issues discovered in 2014. In addition, fewer engineering resources were required in the first quarter of 2015, as compared to the first quarter of 2014, on the Volkswagen Agreement which reflected a program cadence in 2014 that was weighted toward the first half of the year. The increase in 2015 was also due to lower government funding recoveries in Canada as we successfully concluded the multi-year SDTC Bus award in the fourth quarter of 2014 with the introduction of the FCvelocity®-HD7, Ballard’s next-generation of fuel cell bus power module. These cost pressures in 2015 were partially offset by lower labour costs in Canada as a result of an approximate (13%) lower Canadian dollar, relative to the U.S. dollar, and the resulting positive impact on our Canadian operating cost base.

Government research funding is reflected as a cost offset to research and product development expenses, whereas labour and material costs incurred on revenue producing engineering services projects are reallocated from research and product development expenses to cost of goods sold.

Depreciation and amortization expense included in research and product development expense relates primarily to amortization expense on our intangible assets and depreciation expense on our manufacturing equipment. Depreciation and amortization expense has declined in 2015 as a result of the Volkswagen IP Agreement whereby in the first quarter of 2015 we transferred to Volkswagen the ownership of the automotive-related portion of the fuel cell intellectual property assets previously acquired by us from UTC in the second quarter of 2014.  Although ownership of the patents and patent applications was transferred to Volkswagen, Ballard received a royalty-free back-license to all the transferred patents and patent applications to utilize all non-automotive applications, in bus applications and in certain limited pre-commercial purposes for automotive applications.

General and administrative expenses

(Expressed in thousands of U.S. dollars)	Three months ended June 30,
General and administrative	2015	2014	$ Change	% Change
General and administrative expense	$2,578	$2,876	$(298)	(10%	)
Less: Depreciation and amortization expense	$(47)	$(47)	$-	-%
Less: Stock-based compensation expense	$(529)	$(404)	$(125)	(31%	)
General and administrative (operating cost)	$2,002	$2,425	$(423)	(17%	)

(Expressed in thousands of U.S. dollars)	Six months ended June 30,
General and administrative	2015	2014	$ Change	% Change
General and administrative expense	$5,224	$5,636	$(412)	(7%	)
Less: Depreciation and amortization expense	$(91)	$(89)	$(2)	(2%	)
Less: Stock-based compensation expense	$(883)	$(814)	$(69)	(8%	)
General and administrative (operating cost)	$4,250	$4,733	$(483)	(10%	)

General and administrative expenses for the three months ended June 30, 2015 were $2.6 million, a decrease of ($0.3) million, or (10%), compared to the corresponding period of 2014. Excluding relatively insignificant depreciation and amortization expense in each of the periods, and excluding stock-based compensation expense of ($0.5) million and ($0.4) million, respectively, in each of the periods, general and administrative costs were $2.0 million in the second quarter of 2015, a decrease of ($0.4) million, or (17%), compared to the second quarter of 2014.

General and administrative expenses for the six months ended June 30, 2015 were $5.2 million, a decrease of ($0.4) million, or (7%), compared to the corresponding period of 2014. Excluding relatively insignificant depreciation and amortization expense in each of the periods, and excluding stock-based compensation expense of ($0.9) million and ($0.8) million, respectively, in each of the periods, general and administrative costs in the first half of 2014 were $4.3 million, a decrease of ($0.5) million, or (10%), compared to the first half of 2014.

The respective (17%) and (10%) decreases in general and administrative costs in 2015 was driven primarily by lower labour costs in Canada as a result of an approximate (13%) lower

Canadian dollar, relative to the U.S. dollar, and the resulting positive impact on our Canadian operating cost base. Higher patent renewal costs in 2015 related to the acquired UTC intellectual property portfolio prior to its sale in February 2015 in the Volkswagen IP Agreement, and higher legal and transaction related expenses incurred in 2015 primarily as a result of the Azure contract breaches, were offset by lower human resources expenses in 2015 due to CEO search expenses incurred in 2014.

Sales and marketing expenses

(Expressed in thousands of U.S. dollars)	Three months ended June 30,
Sales and marketing	2015	2014	$ Change	% Change
Sales and marketing expense	$1,992	$2,000	$(8)	-%
Less: Stock-based compensation expense	$(251)	$(246)	$(5)	(2%	)
Sales and marketing (operating cost)	$1,741	$1,754	$(13)	(1%	)

(Expressed in thousands of U.S. dollars)	Six months ended June 30,
Sales and marketing	2015	2014	$ Change	% Change
Sales and marketing expense	$3,749	$3,895	$(146)	(4%	)
Less: Stock-based compensation expense	$(414)	$(387)	$(27)	(7%	)
Sales and marketing (operating cost)	$3,335	$3,508	$(173)	(5%	)

Sales and marketing expenses for the three months ended June 30, 2015 were $2.0 million, flat compared to the corresponding period of 2014. Excluding stock-based compensation expense of ($0.3) million and ($0.2) million, respectively, sales and marketing costs were $1.7 million in the second quarter of 2015, a decrease of (1%), compared to the second quarter of 2014.

Sales and marketing expenses for the six months ended June 30, 2015 were $3.7 million, a decrease of ($0.1) million, or (4%), compared to the corresponding period of 2014. Excluding stock-based compensation expense of ($0.4) million in each of the periods, sales and marketing costs were $3.3 million in the first half of 2015, a decrease of ($0.2) million, or (5%), compared to the first half of 2014.

The respective (1%) and (5%) declines in sales and marketing costs in 2015 was driven by lower labour costs in Canada as a result of an approximate (13%) lower Canadian dollar, relative to the U.S. dollar, and the resulting positive impact on our Canadian operating cost base. These cost savings in 2015 were partially offset by increased investment in sales and marketing capacity primarily in the Telecom Backup Power market.

Other (expense) recovery for the three and six months June 30, 2015 was ($0.3) million and $0.7 million, respectively, compared to nominal amounts for the corresponding periods of 2014. The following tables provide a breakdown of other (expense) recovery for the reported periods:

(Expressed in thousands of U.S. dollars)	Three months ended June 30,
	2015	2014	$ Change	% Change
Impairment (loss) recovery on trade receivables	$(8)	$-	$(8)	(100%	)
Restructuring (expense) recovery	13	(6)	19	317%
Acquisition charges	(300)	-	(300)	(100%	)
Other (expenses) recovery	$(295)	$(6)	$(289)	(4817%	)

(Expressed in thousands of U.S. dollars)	Six months ended June 30,
	2015	2014	$ Change	% Change
Impairment (loss) recovery on trade receivables	$1,011	$-	$1,011	100%
Restructuring (expense) recovery	13	(8)	21	263%
Acquisition charges	(300)	-	(300)	(100%	)
Other (expenses) recovery	$724	$(8)	$732	9150%

Impairment (loss) recovery on trade receivables of $1.0 million for the six months ended June 30, 2015 consist of a $1.3 million impairment recovery as we collected on certain accounts in 2015 principally in Asia that were considered impaired and written down in 2014, less new impairment charges in 2015 of ($0.3) million related to non-collection of certain other accounts primarily in Asia. If we are able to recover on any other impaired accounts in 2015 through legal or other means, the recovered amount will be recognized in the period of recovery as a reversal of the impairment loss.

Acquisition charges of ($0.3) million for the three months ended June 30, 2015 relate to costs incurred related to the signing of a definitive agreement to acquire Protonex. Acquisition costs are expensed as incurred.

Finance income (loss) and other for the three and six months June 30, 2015 was $0.2 million and $0.1 million, respectively, compared to ($0.2) million and $0.2 million, respectively, for the corresponding periods of 2014. The following tables provide a breakdown of finance and other income (loss) for the reported periods:

(Expressed in thousands of U.S. dollars)	Three months ended June 30,
	2015	2014	$ Change	% Change
Employee future benefit plan expense	$(72)	$(45)	$(27)	(60%	)
Pension administration expense	(18)	(14)	(4)	(29%	)
Investment and other income	29	30	(1)	(3%	)
Foreign exchange gain (loss)	258	(200)	458	229%
Finance income (loss) and other	$197	$(229)	$426	186%

(Expressed in thousands of U.S. dollars)	Six months ended June 30,
	2015	2014	$ Change	% Change
Employee future benefit plan expense	$(144)	$(90)	$(54)	(60%	)
Pension administration expense	(18)	(32)	14	44%
Investment and other income	62	57	5	9%
Foreign exchange gain (loss)	211	240	(29)	(12%	)
Finance income (loss) and other	$111	$175	$(64)	(37%	)

Employee future benefit plan expense for the three and six months ended June 30, 2015 were ($0.1) million, generally consistent with the corresponding periods of 2014. Employee future benefit plan expense primarily represents the excess of expected interest cost on plan obligations in excess of the expected return on plan assets related to a curtailed defined benefit pension plan for certain former United States employees. Nominal pension administration expense for the three and six months ended June 30, 2015 and 2014 represent administrative costs incurred in managing the plan.

Foreign exchange gains (losses) for the three and six months ended June 30, 2015 were $0.3 million and $0.2 million, respectively, compared to ($0.2) million and $0.2 million, respectively, for the corresponding periods of 2014. Foreign exchange gains and losses are attributable primarily to the effect of the changes in the value of the Canadian dollar, relative to the U.S. dollar, on our Canadian dollar-denominated net monetary position. Foreign exchange gains and losses are also impacted by the conversion of Dantherm Power’s assets and liabilities from the Danish Kroner to the U.S. dollar at exchange rates in effect at each reporting date.

Investment and other income for the three and six months ended June 30, 2015 and 2014 were nominal and were earned primarily on our cash, cash equivalents and short-term investments.

Finance expense for the three and six months ended June 30, 2015 was ($0.2) million and ($0.4) million, respectively, compared to ($0.2) million and ($0.5) million, respectively, for the corresponding periods of 2014. Finance expense relates primarily to the sale and leaseback of our head office building in Burnaby, British Columbia which was completed on March 9, 2010. Due to the long term nature of the lease, the leaseback of the building qualifies as a finance (or capital) lease.

Gain on sale of Intellectual Property for the six months ended June 30, 2015 of $14.2 million resulted from the sale of the automotive-related patents and patent applications of the UTC Portfolio and transferred to Volkswagen on the closing of the initial tranche of the Volkswagen IP Agreement. The gain represents gross proceeds received of $40.0 million net of a license fee paid to UTC of ($10.0) million, transaction costs of approximately ($0.5) million, and the ascribed cost of the patents and patent applications in the UTC Portfolio of approximately ($15.3) million.

Impairment loss on investment for the six months ended June 30, 2014 was ($0.2) million and consists of an impairment charge related to our non-core investment in Chrysalix Energy Limited Partnership which was written down in 2014 from $0.2 million to its net realizable value of nil.

Net loss attributed to non-controlling interests for the three and six months ended June 30, 2015 was ($0.3) million and ($0.6) million, respectively, compared to ($0.4) million and ($0.7) million, respectively, for the corresponding periods of 2014. Amounts primarily represent the non-controlling interest of Dantherm A/S and Azure in the losses of Dantherm Power as a result of their 48% total equity interest in Dantherm Power in the first half of 2015 and 2014. The slight improvement in performance at Dantherm Power in 2015 as compared to 2014 is primarily a result of cost reduction efforts.

Net earnings from Discontinued Operations for the six months ended June 30, 2014 was $0.3 million and consists of additional proceeds received in the form of a 12-month product credit on the disposition of our former Materials Product division. As a result of the disposition of our Materials Products segment on January 31, 2013, the former Material Products segment has been classified as a discontinued operation in our consolidated financial statements. As such, the operating results of the former Material Products segment have been removed from our results from continuing operations and are instead presented separately in the statement of comprehensive income as income from discontinued operations. The former Materials Product segment sold carbon fiber products primarily for automotive transmissions, and GDL’s for fuel cells.

SUMMARY OF QUARTERLY RESULTS FROM CONTINUING OPERATIONS

The following table provides summary financial data for our last eight quarters from continuing operations:
(Expressed in thousands of U.S. dollars, except per share amounts and weighted average shares outstanding which are expressed in thousands)		Quarter ended,
	June 30, 2015	March 31, 2015	Dec 31, 2014	Sep 30, 2013
Revenues from continuing operations	$11,177	$9,263	$15,647	$20,611
Net income (loss) attributable to Ballard from continuing operations	$(7,342)	$7,017	$(17,467)	$(2,423)
Net income (loss) per share attributable to Ballard from continuing operations, basic and diluted	$(0.06)	$0.05	$(0.13)	$(0.02)
Weighted average common shares outstanding	132,595	132,276	132,104	132,049

	Jun 30, 2014	Mar 31, 2014	Dec 31, 2013	Sep 30, 2013
Revenues	$18,471	$13,992	$17,316	$17,003
Net income (loss) attributable to Ballard	$(4,457)	$(3,841)	$(2,274)	$(4,574)
Net income (loss) per share attributable to Ballard from continuing operations, basic and diluted	$(0.03)	$(0.03)	$(0.02)	$(0.05)
Weighted average common shares outstanding	130,392	114,756	109,113	99,364

Summary of Quarterly Results:  There were no significant seasonal variations in our quarterly results from continuing operations. Variations in our net loss for the above periods were affected primarily by the following factors:

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Revenues: Variations in fuel cell revenues reflect the demand and timing of our customers’ fuel cell vehicle, bus and fuel cell product deployments as well as the demand and timing of their engineering services projects.

Variations in fuel cell revenues also reflect the timing of work performed and the achievements of milestones under long-term fixed price contracts including the contract with Volkswagen which commenced in the first quarter of 2013, the Azure Bus Licensing Agreement which commenced in the third quarter of 2013 and the Azure Telecom Backup Power Licensing Agreement which commenced in the second quarter of 2014 prior to breaches by Azure of both the Azure Bus Licensing Agreement and the Azure Telecom Backup Power Licensing Agreement in the fourth quarter of 2014.

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Operating expenditures: Operating expenses were positively impacted in the first quarter of 2015 by net recoveries of previously impaired trade receivables of $1.0 million. Operating expenses were negatively impacted in the fourth quarter of 2014 by impairment losses on trade receivables of ($6.2) million consisting of a ($4.4) million impairment charge as a result of material breaches by Azure of the Azure Telecom Backup Power Licensing Agreement and the Azure Bus Licensing Agreement, and by additional impairment charges of ($1.8) million related to non-collection of certain of our customers primarily in Asia. Impairment losses on trade receivables are recognized in other income (expense). Operating expenses also include the impact of changes in the value of the Canadian dollar, versus the U.S. dollar, on our Canadian dollar denominated expenditures.

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Net income (loss): The net income for the first quarter of 2015 was positively impacted by a gain on sale of intellectual property of $14.2 million resulting from the sale of the automotive-related patents and patent applications of the UTC Portfolio and transferred to Volkswagen on the closing of the initial tranche of the Volkswagen IP Agreement.

CASH FLOWS

Cash, cash equivalents and short-term investments were $41.2 million at June 30, 2015, compared to $23.7 million at December 31, 2014. The $17.5 million increase in cash, cash equivalents and short-term investments in 2015 was driven by net proceeds on the sale of intellectual property of $29.5 million received on the closing of the initial tranche of the Volkswagen IP Agreement, combined with net working capital inflows of $0.6 million, net proceeds from share purchase warrant exercises of $0.2 million and employee share purchase option proceeds of $0.3 million. These inflows were partially offset by a net loss (excluding non-cash items) of ($11.2) million, and purchases in property, plant and equipment of ($1.3) million.

For the three months ended June 30, 2015, cash used by operating activities was ($5.3) million, consisting of cash operating losses of ($5.5) million, partially offset by net working capital inflows of $0.2 million. For the three months ended June 30, 2014, cash used by operating activities was ($2.9) million, consisting of cash operating losses of ($2.3) million and net working capital outflows of ($0.6) million. The ($2.3) million increase in cash used by operating activities in the second quarter of 2015, as compared to the second quarter of 2014, was driven by the relative increase in cash operating losses of ($3.2) million, partially offset by the relative improvement in working capital requirements of $0.9 million. The ($3.2) million increase in cash operating losses in the second quarter of 2015 was due primarily to the ($3.6) million increase in Adjusted EBITDA loss, partially offset by higher

Finance and other income of $0.4 million.

In the second quarter of 2015, net working capital cash inflows of $0.2 million were driven by higher deferred revenue of $4.3 million as we collected pre-payments on certain Bus and Technology Solutions contracts in advance of work performed. These second quarter of 2015 working capital inflows were partially offset by higher accounts receivable of ($2.1) million primarily as a result of the timing of Telecom Backup Power revenues and the related customer collections, by higher inventory of ($0.8) million primarily as a result of delayed but expected Telecom Backup Power system shipments, and by higher prepaid expenses of ($1.0) million related primarily to the timing of annual insurance and property tax renewals. Working capital outflows of ($0.6) million in the second quarter of 2014 was due primarily to higher accounts receivable of ($1.6) million primarily as a result of the timing of Engineering Services, Bus and Telecom Backup Power revenues and the related customer collections, by increased inventory of ($0.5) million to support higher product shipments expected in the last half of the year, and by lower deferred revenue of ($0.6) million as we completed the contract work on certain Technology Solutions and SDTC government grant contracts for which we received pre-payments in an earlier period. These working capital outflows in the second quarter of 2014 were partially offset by working capital inflows related to higher accounts payable and accrued liabilities of $2.0 million due primarily to the timing of purchases and supplier payments.

For the six months ended June 30, 2015, cash used in operating activities was ($10.7) million, consisting of cash operating losses of ($11.3) million, partially offset by net working capital inflows of $0.6 million. For the six months ended June 30, 2014, cash used in operating activities was ($9.6) million, consisting of cash operating losses of ($4.5) million and net working capital outflows of ($5.1) million. The ($1.1) million increase in cash used by operating activities in the first half of 2015, as compared to the first half of 2014, was driven by the relative increase in cash operating losses of ($6.8) million, partially offset by the relative improvement in working capital requirements of $5.7 million. The ($6.8) million increase in cash operating losses in the first half of 2015 was due primarily to the ($6.9) million increase in Adjusted EBITDA loss.

In the first half of 2015, net working capital inflows of $0.6 million was driven by higher deferred revenue of $6.3 million as we collected pre-payments on certain Bus and Technology Solutions contracts in advance of work performed, and by lower accounts receivable of $2.8 million primarily as a result of the timing of revenues and the related customer collections. These first half of 2015 working capital inflows were partially offset by higher inventory of ($3.9) million primarily as a result of delayed but expected Telecom Backup Power system shipments, by lower accrued warranty provisions of ($2.1) million due primarily to fuel cell bus warranty contract expirations and customer service related expenses incurred in our Telecom Backup Power market in Asia, by lower accounts payable and accrued liabilities of ($1.2) million as a result of the timing of supplier payments and annual compensation awards, and by higher prepaid expenses of ($1.2) million related primarily to the timing of annual insurance and property tax renewals. Working capital outflows of ($5.1) million in the first half of 2014 was due primarily to higher accounts receivable of ($3.9) million as a result of the timing of Engineering Services, Bus and Telecom Backup Power revenues and the related customer collections, and by lower deferred revenue of ($3.0) million as we completed the contract work on certain Engineering Services and SDTC government grant contracts for which we received pre-payments in an earlier period. These working capital outflows in the first half of 2014 were partially offset by working capital inflows related to higher accounts payable and accrued liabilities of $3.5 million due primarily to the timing of purchases and supplier payments.

Investing activities resulted in net cash inflows (outflows) of ($1.1) million and $28.0 million, respectively, for the three and six months ended June 30, 2015, compared to cash outflows ($3.2) million and ($3.3) million, respectively, for the three and six months ended June 30, 2014. Investing activities in the first half of 2015 consist primarily of net proceeds on the sale of intellectual property of $29.5 million received on the closing of the initial tranche of the Volkswagen IP Agreement, partially offset by capital expenditures of ($1.3) million. Investing activities in the first half of 2014 consist primarily of the investment in fuel cell technology of ($2.8) million related primarily to the acquisition of the UTC intellectual property assets, and capital expenditures of ($0.4) million.

Financing activities resulted in cash inflows (outflows) of ($0.2) million and nil million, respectively, for the three and six months ended June 30, 2015 compared to cash inflows of $0.9 million and $18.9 million for the corresponding periods of 2014. Financing activities in the first half of 2015 consist of net proceeds from share purchase warrant exercises of $0.2 million, proceeds from employee share purchase option exercises of $0.3 million, offset by capital lease payments of ($0.5) million. Financing activities in the first half of 2014 consist of net proceeds from share purchase warrant exercises of $12.3 million, proceeds from employee share purchase option exercises of $6.8 million, proceeds on sale of treasury shares of $0.4 million, partially offset by capital lease payments of ($0.5) million.

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2015, we had total Liquidity of $41.2 million. We measure Liquidity as our net cash position, consisting of the sum of our cash, cash equivalents and short-term investments of $41.2 million, net of amounts drawn on our $7 million Canadian demand revolving facility (“Operating Facility”) of nil. The Operating Facility is occasionally used to assist in financing our short term working capital requirements and is secured by a hypothecation of our cash, cash equivalents and short-term investments. Our Liquidity position was subsequently augmented on July 7, 2015 by net proceeds received from the July 2015 Offering of approximately $13.6 million. Our Liquidity position is expected to be further augmented on or before February 2016 with additional net proceeds to be received on the closing of the second tranche of the Volkswagen IP Agreement of approximately $9 million.

We also have a $1.8 million Canadian capital leasing facility (“Leasing Facility”) which is occasionally used to finance the acquisition and / or lease of operating equipment and is secured by a hypothecation of our cash, cash equivalents and short-term investments. At June 30, 2015, $1.0 million Canadian was outstanding on the Leasing Facility.

Our Liquidity objective is to maintain cash balances sufficient to fund at least six quarters of forecasted cash used by operating activities at all times. Our strategy to attain this objective is to continue our drive to attain profitable operations that are sustainable by executing a business plan that continues to focus on Fuel Cell Products and Services revenue growth, improving overall gross margins, minimizing Cash Operating Costs, managing working capital requirements, and securing additional financing to fund our operations as needed until we do achieve profitable operations that are sustainable. As a result of our recent actions to bolster our cash balances including the net proceeds received, and to be received, pursuant to the Volkswagen IP Agreement and the July 2015 Offering, we believe that we have adequate liquidity in cash and working capital to meet this Liquidity objective and to finance our operations.

Failure to achieve or maintain this Liquidity objective could have a material adverse effect on our financial condition and results of operations including our ability to continue as a going concern. There are also various risks and uncertainties affecting our ability to achieve this Liquidity objective including, but not limited to, the market acceptance and rate of commercialization of our products, the ability to successfully execute our business plan, and general global economic conditions, certain of which are beyond our control. While we continue to make significant investments in product development and market development activities necessary to commercialize our products, and make increased investments in working capital as we grow our business, our actual liquidity requirements will also vary and will be impacted by our relationships with our lead customers and strategic partners, our success in developing new channels to market and relationships with customers, our success in generating revenue growth from near-term product, service and licensing opportunities, our success in managing our operating expense and working capital requirements, foreign exchange fluctuations, and the progress and results of our research, development and demonstration programs.

In addition to our existing cash reserves of $41.2 million at June 30, 2015 which were subsequently augmented by the July 2015 Offering and expected to be further augmented on closing of the second tranche of the Volkswagen IP Agreement, there are 0.1 million warrants outstanding (expire on March 27, 2018) from the March 2013 underwritten offering each of which enables the holder to purchase one common share at a fixed price of $1.50 per common share, and 1.7 million warrants outstanding (expire on October 9, 2018) from the October 2013 underwritten offering each of which enable the holder to purchase one common share at a fixed price of $2.00 per common share. If any of these warrants are exercised, our liquidity position would be further augmented. We may also choose to pursue additional liquidity through the issuance of debt or equity in private or public market financings. To enable such an action and to allow the exercise of warrants, we filed a short form base shelf prospectus (“Prospectus”) in May 2014 in each of the provinces and territories of Canada, except Quebec, and a corresponding shelf registration statement on Form F-10 (“Registration Statement”) with the United States Securities and Exchange Commission. These filings enable offerings of equity securities during the effective period (to June 2016) of the Prospectus and Registration Statements. However, no assurance can be given that any such additional liquidity will be available or that, if available, it can be obtained on terms favorable to the Company.

2015 BUSINESS OUTLOOK

Given the early stage of fuel cell market development and adoption rate, we have decided not to provide formal guidance for 2015. While our strategic focus on multiple fuel cell product markets, engineering services and intellectual property monetization serves to mitigate risk, the resulting cadence in customer demand can be uneven through the early stages of market development. As such, our financial results on a quarterly basis are subject to a high degree of variability.

Furthermore, potential fluctuations in our financial results make financial forecasting difficult. The Company's revenues, cash flows and other operating results can vary significantly from quarter to quarter. Sales and margins may be lower than anticipated due to general economic conditions, market-related factors and competitive factors. Cash receipts may also vary from quarter to quarter due to the timing of cash collections from customers. As a result, quarter-to-quarter comparisons of revenues, cash flows and other operating results may not be meaningful. In addition, due to the early stage of development of the market for hydrogen fuel cell products, it is difficult to accurately predict future revenues, cash flows or results of operations on a quarterly basis. It is likely that in one or more future quarters, financial results will fall below the expectations of securities analysts and investors. If this occurs, the trading price of the Company's shares may be materially and adversely affected.

We expect to close the acquisition of Protonex in the third quarter of 2015.

OFF-BALANCE SHEET ARRANGEMENTS & CONTRACTUAL OBLIGATIONS

Periodically, we use forward foreign exchange and forward platinum purchase contracts to manage our exposure to currency rate fluctuations and platinum price fluctuations. We record these contracts at their fair value as either assets or liabilities on our balance sheet. Any changes in fair value are either (i) recorded in our statement of comprehensive income if formally designated and qualified under hedge accounting criteria; or (ii) recorded in our statement of operations if either not designated, or not qualified, under hedge accounting criteria. At June 30, 2015, we had no outstanding foreign exchange currency contracts and outstanding platinum forward purchase contracts to purchase $0.3 million of platinum at an average rate of $1,392 per troy ounce, resulting in an unrealized loss of ($0.1) million at June 30, 2015.

At June 30, 2015, we did not have any other material obligations under guarantee contracts, retained or contingent interests in transferred assets, outstanding derivative instruments or non-consolidated variable interests.

At June 30, 2015, we had the following contractual obligations and commercial commitments:

(Expressed in thousands of U.S. dollars)	Payments due by period,

Contractual Obligations	Total	Less than one year	1-3 years	4-5 years	After 5 years
Operating leases	$10,634	$2,339	$4,491	$1,459	$2,345
Capital leases	12,454	1,170	2,694	2,274	6,316
Asset retirement obligations	4,835	-	-	2,996	1,839
Total contractual obligations	$27,923	$3,509	$7,185	$6,729	$10,500

In addition, we have outstanding commitments of $0.4 million related primarily to purchases of capital assets at June 30, 2015. Capital expenditures pertain to our regular operations and are expected to be funded through cash on hand.

In connection with the acquisition of intellectual property from UTC on April 24, 2014, we retain a royalty obligation to pay UTC a portion (typically 25%) of any future intellectual property sale and licensing income generated from our intellectual property portfolio for a period of 15-years expiring in April 2029.

As of June 30, 2015, we retain a previous funding obligation to pay royalties of 2% of revenues (to a maximum of CDN $5.4 million) on sales of certain fuel cell products for commercial distributed utility applications. No royalties have been incurred to date as a result of this agreement. We also retain a previous funding obligation to pay royalties of 2% of revenues (to a maximum of CDN $2.2 million) on sales of certain fuel cell products for commercial transit applications. No royalties have been incurred to date as a result of this agreement.

In the ordinary course of business or as required by certain acquisition or disposition agreements, we are periodically required to provide certain indemnities to other parties. Our Arrangement with Superior Plus includes an indemnification agreement dated December 31, 2008 (the "Indemnity Agreement"), which sets out each party’s continuing obligations to the other. The Indemnity Agreement has two basic elements to the final determination date of December 31, 2015: it provides for the indemnification of each party by the other for breaches of representations and warranties or covenants as well as, in our case, any liability relating to our business which is suffered by Superior Plus. Our indemnity to Superior Plus with respect to our representation relating to the existence of our tax pools immediately prior to the completion of the Arrangement is limited to an aggregate of CDN $7.4 million with a threshold amount of CDN $0.5 million before there is an obligation to make a payment. Second, the Indemnity Agreement provides for adjustments to be paid by us, or to us, depending on the final determination of the amount of our Canadian non-capital losses, scientific research and development expenditures and investment tax credits generated to December 31, 2008, to the extent that such amounts are more or less than the amounts estimated at the time the Arrangement was executed. At June 30, 2015, we have not accrued any amount owing, or receivable, as a result of the Indemnity Agreement or any other indemnity agreements undertaken in the ordinary course of business.

RELATED PARTY TRANSACTIONS

Related parties include shareholders with a significant ownership interest in either us or Dantherm Power, together with their subsidiaries and affiliates. Revenues and costs recognized from such transactions reflect the prices and terms of sale and purchase transactions with related parties, which are in accordance with normal trade practices at fair value. For the three and six months ended June 30, 2015 and 2014, related party transactions and balances are limited to transactions between Dantherm Power and its non-controlling interests as follows:

(Expressed in thousands of U.S. dollars)	Three Months Ended June 30,
Transactions with related parties	2015	2014
Purchases	$29	$60
Finance expense on Dantherm Power debt to Dantherm Power non-controlling interests	$7	$9

(Expressed in thousands of U.S. dollars)	Six Months Ended June 30,
Transactions with related parties	2015	2014
Purchases	$90	$99
Finance expense on Dantherm Power debt to Dantherm Power non-controlling interests	$15	$17

(Expressed in thousands of U.S. dollars)	As at June 30,
Balances with related parties	2015	2014
Trade accounts payable	$56	$131
Interest payable	$56	$33
Dantherm Power debt to Dantherm Power non-controlling interests	$445	$547

As of June 30, 2015, Ballard holds a controlling 57% ownership interest in Dantherm Power as compared to a 43% interest held by Dantherm A/S. Ballard’s ownership position increased in mid-June 2015 from 52% to 57% when pursuant to the mutual release agreement, Azure returned its 10% ownership position in Dantherm Power to Dantherm Power for $nil proceeds, upon which the shares were cancelled by Dantherm Power. As of June 30, 2015, the outstanding Dantherm Power debt (including interest) to Dantherm Power’s non-controlling interests totals $0.4 million, bears interest at 6.0% per annum, is non-convertible, and is repayable by December 31, 2016.

OUTSTANDING SHARE DATA

As at July 28, 2015
Common share outstanding	141,957,346
Warrants outstanding	1,797,563
Options outstanding	5,507,252

CRITICAL ACCOUNTING POLICIES AND KEY SOURCES OF ESTIMATION UNCERTAINTY
Our consolidated financial statements are prepared in accordance with IFRS, which require us to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from those estimates. Estimates and underlying assumptions are reviewed on an ongoing basis Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical Judgments in Applying Accounting Policies:
Critical judgments that we have made in the process of applying our accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements is limited to our assessment of the Corporation’s ability to continue as a going concern (See Note 2 (e) to our condensed consolidated interim financial statements).

Our significant accounting policies are detailed in note 4 to our annual consolidated financial statements for the year ended December 31, 2014.

Key Sources of Estimation Uncertainty:
The following are key assumptions concerning the future and other key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the reported amount of assets, liabilities, income and expenses within the next financial year.

REVENUE RECOGNITION

Revenues are generated primarily from product sales and services, the license and sale of intellectual property, and the provision of engineering services. Product and service revenues are derived primarily from standard equipment and material sales contracts and from long-term fixed price contracts. Intellectual property license and sale revenues are derived primarily from license and sale agreements and from long-term fixed price contracts. Engineering service revenues are derived primarily from cost-plus reimbursable contracts and from long-term fixed price contracts.

On standard equipment and material sales contracts, revenues are recognized when (i) significant risks and rewards of ownership of the goods has been transferred to the buyer; (ii) we retain neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold; (iii) the amount of revenue can be measured reliably; (iv) it is probable that the economic benefits associated with the sale will accrue to us; and (v) the costs incurred, or to be incurred, in respect of the transaction can be measured reliably. Provisions are made at the time of sale for warranties. Revenue recognition for standard equipment and material sales contracts does not usually involve significant estimates.

On standard license and sale agreements, revenues are recognized on the transfer of the rights to the licensee if (i) the rights to the assets are assigned to the licensee in return for a fixed fee or a non-refundable guarantee; (ii) the contract is non-cancellable; (iii) the licensee is able to exploit its rights to the asset freely; and (iv) the licensor has no remaining obligations to perform. Otherwise, the proceeds are considered to relate to the right to use the asset over the license period and the revenue is recognized over that period. Revenue recognition for license and sale agreements does not usually involve significant estimates.

On cost-plus reimbursable contracts, revenues are recognized as costs are incurred, and include applicable fees earned as services are provided. Revenue recognition for cost-plus reimbursable contracts does not usually involve significant estimates.

On long-term fixed price contracts, revenues are recorded on the percentage-of-completion basis over the duration of the contract, which consists of recognizing revenue on a given contract proportionately with its percentage of completion at any given time. The percentage of completion is determined by dividing the cumulative costs incurred as at the balance sheet date by the sum of incurred and anticipated costs for completing a contract.

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The determination of anticipated costs for completing a contract is based on estimates that can be affected by a variety of factors such as variances in the timeline to completion, the cost of materials, the availability and cost of labour, as well as productivity.

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The determination of potential revenues includes the contractually agreed amount and may be adjusted based on the estimate of our attainment on achieving certain defined contractual milestones. Management’s estimation is required in determining the probability that the revenue will be received and in determining the measurement of that amount.

Estimates used to determine revenues and costs of long-term fixed price contracts involve uncertainties that ultimately depend on the outcome of future events and are periodically revised as projects progress. There is a risk that a customer may ultimately disagree with our assessment of the progress achieved against milestones, or that our estimates of the work required to complete a contract may change. The cumulative effect of changes to anticipated revenues and anticipated costs for completing a contract are recognized in the period in which the revisions are identified. If the anticipated costs exceed the anticipated revenues on a contract, such loss is recognized in its entirety in the period it becomes known.

During the three and six months ended June 30, 2015 and 2014, there were no material adjustments to revenues relating to revenue recognized in a prior period.

ASSET IMPAIRMENT

The carrying amounts of our non-financial assets other than inventories are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill and intangible assets that have indefinite useful lives, the recoverable amount is estimated at least annually.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In assessing fair value less costs to sell, the price that would be received on the sale of an asset in an orderly transaction between market participants at the measurement date is estimated. For the purposes of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other groups of assets. The allocation of goodwill to cash-generating units reflects the lowest level at which goodwill is monitored for internal reporting purposes. Many of the factors used in assessing fair value are outside the control of management and it is reasonably likely that assumptions and estimates will change from period to period. These changes may result in future impairments. For example, our revenue growth rate could be lower than projected due to economic, industry or competitive factors, or the discount rate used in our value in use model could increase due to a change in market interest rates. In addition, future goodwill impairment charges may be necessary if our market capitalization decreased due to a decline in the trading price of our common stock, which could negatively impact the fair value of our operating segments.

An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in net loss. Impairment losses recognized in respect of the cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units, and then to reduce the carrying amounts of the other assets in the unit on a pro-rata basis.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

We perform the annual review of goodwill as at December 31 of each year, more often if events or changes in circumstances indicate that it might be impaired. Based on the impairment test performed as at December 31, 2014 and our assessment of current events and circumstances, we have concluded that no goodwill impairment test was required for the three and six months ended June 30, 2015.

In addition to the above goodwill impairment test, we perform a quarterly assessment of the carrying amounts of our non-financial assets (other than inventories) to determine whether there is any indication of impairment. During the three and six months ended June 30, 2015 and 2014, there were no material adjustments to non-financial assets (other than inventories) relating to these reviews.

WARRANTY PROVISION

A provision for warranty costs is recorded on product sales at the time of shipment. In establishing the accrued warranty liabilities, we estimate the likelihood that products sold will experience warranty claims and the cost to resolve claims received.

In making such determinations, we use estimates based on the nature of the contract and past and projected experience with the products. Should these estimates prove to be incorrect, we may incur costs different from those provided for in our warranty provisions. During the three and six months ended June 30, 2015, we recorded provisions to accrued warranty liabilities of $0.2 million and $0.4 million, respectively, for new product sales, compared to $0.3 million and $0.3 million, respectively, for the three and six months ended June 30, 2014.

We review our warranty assumptions and make adjustments to accrued warranty liabilities quarterly based on the latest information available and to reflect the expiry of contractual obligations. Adjustments to accrued warranty liabilities are recorded in cost of product and service revenues. As a result of these reviews and the resulting adjustments, our warranty provision and cost of revenues for the three and six months ended June 30, 2015 were adjusted downwards by a net amount of $0.1 million and $0.9 million, respectively, compared to a net adjustment downwards of nil and $0.3 million for the three and six months ended June 30, 2014. The positive adjustments to the accrued warranty liability provisions in the first half of 2015 and 2014 were due primarily due to contractual warranty expirations and improved lifetimes and reliability of our fuel cell bus products.

INVENTORY PROVISION

In determining the lower of cost and net realizable value of our inventory and establishing the appropriate provision for inventory obsolescence, we estimate the likelihood that inventory carrying values will be affected by changes in market pricing or demand for our products and by changes in technology or design which could make inventory on hand obsolete or recoverable at less than cost. We perform regular reviews to assess the impact of changes in technology and design, sales trends and other changes on the carrying value of inventory. Where we determine that such changes have occurred and will have a negative impact on the value of inventory on hand, appropriate provisions are made. If there is a subsequent increase in the value of inventory on hand, reversals of previous write-downs to net realizable value are made. Unforeseen changes in these factors could result in additional inventory provisions, or reversals of previous provisions, being required. During the three and six months ended June 30, 2015, positive (negative) inventory adjustments of $0.1 million and ($0.1) million, respectively, were recorded as a charge to cost of product and service revenues, compared to negative inventory adjustments of ($0.6) million and ($0.6) million, respectively, for the three months and six months ended June 30, 2014.

IMPAIRMENT RECOVERIES (LOSSES) ON TRADE RECEIVABLES

Trade and other receivables are recognized initially at fair value and subsequently at amortized cost using the effective interest method, less any impairment losses. Fair value is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. In determining the fair value of our trade and other receivables and establishing the appropriate provision for doubtful accounts, we perform regular reviews to estimate the likelihood that our trade and other accounts receivable will ultimately be collected in a timely manner. Where we determine that customer collectability issues have occurred and will have a negative impact on the value of trade and other receivables, appropriate provisions are made. If there is a subsequent recovery in the value of trade and other receivables, reversals of previous write-downs to fair value are made. Unforeseen changes in these factors could result in additional impairment provisions, or reversals of previous impairment provisions, being required. During the six months ended June 30, 2015, net impairment recoveries on trade receivables of $1.0 million were recorded as other operating income, compared to a nominal amount for the six months ended June 30, 2014.

EMPLOYEE FUTURE BENEFITS

The present value of our defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that have terms to maturity approximating the terms of the related pension liability. Determination of benefit expense requires assumptions such as the discount rate to measure obligations, expected plan investment performance, expected healthcare cost trend rate, and retirement ages of employees. Actual results will differ from the recorded amounts based on these estimates and assumptions.

INCOME TAXES

We use the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recognized for the deferred income tax consequences attributable to differences between the financial statement carrying values of assets and liabilities and their respective income tax bases (temporary differences) and for loss carry-forwards. The resulting changes in the net deferred tax asset or liability are included in income.

Deferred tax assets and liabilities are measured using enacted, or substantively enacted, tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities, of a change in tax rates, is included in income in the period that includes the substantive enactment date. Deferred income tax assets are reviewed at each reporting period and are reduced to the extent that it is no longer probable that the related tax benefit will be realized. As of June 30, 2015 and 2014, we have not recorded any deferred income tax assets on our consolidated statement of financial position.

NEW AND FUTURE IFRS ACCOUNTING POLICIES

Recently Adopted Accounting Policy Changes:

We did not adopt any new accounting standard changes or amendments effecive January 1, 2015 that had a material impact on our consolidated financial statements.

Future Accounting Policy Changes:

The following is an overview of accounting standard changes that we will be required to adopt in future years. We do not expect to adopt any of these standards before their effective dates and we continue to evaluate the impact of these standards on our consolidated financial statements.

IFRS 15 – REVENUE FROM CONTRACTS WITH CUSTOMERS

On May 28, 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers, which replaces IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfer of Assets from Customers, and SIC 31 Revenue – Barter Transactions Involving Advertising Services.

IFRS 15 contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much, and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The new standard applies to contracts with customers. It does not apply to insurance contracts, financial instruments or lease contracts, which fall in the scope of other IFRSs.

The new standard is effective for fiscal years ending on or after December 31, 2018 and is available for early adoption.

The Corporation intends to adopt IFRS 15 in its financial statements for the fiscal year beginning on January 1, 2018. The extent of the impact of adoption has not yet been determined.

IFRS 9 – FINANCIAL INSTRUMENTS

In July 2014, the IASB issued IFRS 9 Financial Instruments (“IFRS 9”), which replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value.  The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset or liability.  It also introduces additional changes relating to financial liabilities and aligns hedge accounting more closely with risk management.

IFRS 9 is effective for fiscal years beginning on or after January 1, 2018 and is available for early adoption.  The Corporation intends to adopt IFRS 9 in its financial statements for the fiscal year beginning January 1, 2018.  The extent of the impact of adoption has not yet been determined.

SUPPLEMENTAL NON-GAAP MEASURES
In addition to providing measures prepared in accordance with GAAP, we present certain supplemental non-GAAP measures. These measures are Cash Operating Costs, EBITDA and Adjusted EBITDA, and Normalized Net Loss. These non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. We believe these measures are useful in evaluating the operating performance and liquidity of the Company’s ongoing business. These measures should be considered in addition to, and not as a substitute for, net income, cash flows and other measures of financial performance and liquidity reported in accordance with GAAP.

Cash Operating Costs
This supplemental non-GAAP measure is provided to assist readers in determining our operating costs on a cash basis. We believe this measure is useful in assessing performance and highlighting trends on an overall basis.

We also believe Cash Operating Costs is frequently used by securities analysts and investors when comparing our results with those of other companies. Cash Operating Costs differs from the most comparable GAAP measure, operating expenses, primarily because it does not include stock-based compensation expense, depreciation and amortization, impairment losses or recoveries on trade receivables, restructuring charges, acquisition costs, and financing charges. The following tables show a reconciliation of operating expenses to Cash Operating Costs for the three and six months ended June 30, 2015 and 2014:

(Expressed in thousands of U.S. dollars)	Three months ended June 30,
Cash Operating Costs	2015	2014	$ Change
Total Operating Expenses	$8,736	$8,438	$298
Stock-based compensation expense	(1,184)	(921)	(263)
Impairment recovery (losses) on trade receivables	(8)	-	(8)
Acquisition and integration costs	(300)	-	(300)
Restructuring (charges) recovery	13	(6)	19
Financing charges	-	-	-
Depreciation and amortization	(517)	(840)	323
Cash Operating Costs	$6,740	$6,671	$69

(Expressed in thousands of U.S. dollars)	Six months ended June 30,
Cash Operating Costs	2015	2014	$ Change
Total Operating Expenses	$16,972	$16,093	$879
Stock-based compensation expense	(1,944)	(1,681)	(263)
Impairment recovery (losses) on trade receivables	1,011	-	1,011
Acquisition and integration costs	(300)	-	(300)
Restructuring (charges) recovery	13	(8)	21
Financing charges	-	-	-
Depreciation and amortization	(1,142)	(1,444)	302
Cash Operating Costs	$14,610	$12,960	$1,650

EBITDA and Adjusted EBITDA

These supplemental non-GAAP measures are provided to assist readers in determining our operating performance and ability to generate operating cash flow. We believe this measure is useful in assessing performance and highlighting trends on an overall basis. We also believe EBITDA and Adjusted EBITDA are frequently used by securities analysts and investors when comparing our results with those of other companies. EBITDA differs from the most comparable GAAP measure, net loss attributable to Ballard from continuing operations, primarily because it does not include finance expense, income taxes, depreciation of property, plant and equipment, amortization of intangible assets, and goodwill impairment charges. Adjusted EBITDA adjusts EBITDA for stock-based compensation expense, transactional gains and losses, asset impairment charges, finance and other income, and acquisition costs. The following tables show a reconciliation of net income attributable to Ballard to EBITDA and Adjusted EBITDA for the three and six months ended June 30, 2015 and 2014:

(Expressed in thousands of U.S. dollars)	Three months ended June 30,
EBITDA and Adjusted EBITDA	2015	2014	$ Change
Net (loss) from continuing operations attributable to Ballard	$(7,342)	$(4,457)	$(2,885)
Depreciation and amortization	995	1,425	(430)
Finance expense	206	234	(28)
Income taxes	8	449	(441)
EBITDA attributable to Ballard	$(6,133)	$(2,349)	$(3,784)
Stock-based compensation expense	1,184	921	263
Acquisition and integration costs	300	-	300
Finance and other (income) loss	(197)	229	(426)
Adjusted EBITDA	$(4,846)	$(1,199)	$(3,647)

(Expressed in thousands of U.S. dollars)	Six months ended June 30,
EBITDA and Adjusted EBITDA	2015	2014	$ Change
Net (loss) from continuing operations attributable to Ballard	$(325)	$(8,299)	$7,973
Depreciation and amortization	2,055	2,646	(590)
Finance expense	404	476	(72)
Income taxes	11	526	(515)
EBITDA attributable to Ballard	$2,145	$(4,651)	$6,796
Stock-based compensation expense	1,944	1,681	263
Acquisition and integration costs	300	-	300
Finance and other (income) loss	(111)	(175)	64
Gain on sale of intellectual property	(14,195)	-	(14,195)
Impairment of equity investment	-	150	(150)
Loss (gain) on sale of property, plant and equipment	(1)	(2)	1
Adjusted EBITDA	$(9,918)	$(2,997)	$(6,921)

Normalized Net Loss
This supplemental non-GAAP measure is provided to assist readers in determining our financial performance. We believe this measure is useful in assessing our actual performance by adjusting our results from continuing operations for one-time transactional gains and losses and impairment losses. Normalized Net Loss differs from the most comparable GAAP measure, net loss attributable to Ballard from continuing operations, primarily because it does not include impairment losses or recoveries on trade receivables, transactional gains and losses, asset impairment charges, and acquisition costs. The following table shows a reconciliation of net loss attributable to Ballard from continuing operations to Normalized Net Loss for the three and six months ended June 30, 2015 and 2014.

(Expressed in thousands of U.S. dollars)	Three months ended June 30,
Normalized Net Loss	2015	2014	$ Change
Net (loss) attributable to Ballard from continuing operations	$(7,342)	$(4,457)	$(2,885)
Impairment loss (recovery) on trade receivables	8	-	8
Acquisition and integration costs	300	-	300
Normalized Net Loss	$(7,034)	$(4,457)	$(2,577)
Normalized Net Loss per share	$(0.05)	$(0.03)	$(0.02)

(Expressed in thousands of U.S. dollars)	Six months ended June 30,
Normalized Net Loss	2015	2014	$ Change
Net (loss) attributable to Ballard from continuing operations	$(325)	$(8,299)	$7,974
Impairment loss (recovery) on trade receivables	(1,011)	-	(1,011)
Impairment of equity investment	-	150	(150)
Acquisition and integration costs	300	-	300
Gain on sale of intellectual property	(14,195)	-	(14,195)
Normalized Net Loss	$(15,231)	$(8,149)	$(7,082)
Normalized Net Loss per share	$(0.12)	$(0.07)	$(0.05)

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Our disclosure controls and procedures are designed to provide reasonable assurance that relevant information is gathered and reported to senior management, including the Chief Executive Officer and the Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosures. We have also designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. During the three and six months ended June 30, 2015, there were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. Our design of disclosure controls and procedures and internal controls over financial reporting includes controls, policies and procedures covering Dantherm Power.

RISKS & UNCERTAINTIES
An investment in our common shares involves risk. Investors should carefully consider the risks and uncertainties described below and in our Annual Information Form which remain substantively unchanged. The risks and uncertainties described in our Annual Information Form are not the only ones we face. Additional risks and uncertainties, including those that we do not know about now or that we currently deem immaterial, may also adversely affect our business. For a more complete discussion of the risks and uncertainties which apply to our business and our operating results, please see our Annual Information Form and other filings with Canadian (www.sedar.com) and U.S. securities regulatory authorities (www.sec.gov).

FORWARD-LOOKING STATEMENTS DISCLAIMER
This document contains forward-looking statements that are based on the beliefs of management and reflect our current expectations as contemplated under the safe harbor provisions of Section 21E of the United States Securities Exchange Act of 1934, as amended.  Such statements include, but are not limited to, statements with respect to our objectives, goals, liquidity, sources of capital and our outlook including our estimated revenue and gross margins, cash flow from operations, Cash Operating Costs, EBITDA and Adjusted EBITDA (see Non-GAAP Measures) as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. Words such as "estimate", "project", "believe", "anticipate", "intend", "expect", "plan", "predict", "may", "should", "will", the negatives of these words or other variations thereof and comparable terminology are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve assumptions, risks and uncertainties that are difficult to predict.

In particular, these forward-looking statements are based on certain factors and assumptions relating to our expectations with respect to the generation of new sales, producing, delivering and selling the expected product and service volumes at the expected prices, controlling our costs, and obtaining the expected benefits arising from the completion of the Protonex acquisition. They are also based on a variety of general factors and assumptions including, but not limited to, our expectations regarding product development efforts, manufacturing capacity, product and service pricing, market demand, and the availability and prices of raw materials, labour and supplies. These assumptions have been derived from information available to the Company including information obtained by the Company from third parties. These assumptions may prove to be incorrect in whole or in part. In addition, actual results may differ materially from those expressed, implied, or forecasted in such forward-looking statements. Factors that could cause our actual results or outcomes to differ materially from the results expressed, implied or forecasted in such forward-looking statements include, but are not limited to: the condition of the global economy; the rate of mass adoption of our products; changes in product or service pricing; changes in our customers' requirements, the competitive environment and related market conditions; product development delays; changes in the availability or price of raw materials, labour and supplies; our ability to attract and retain business partners, suppliers, employees and customers; changing environmental regulations; our access to funding and our ability to provide the capital required for product development, operations and marketing efforts, and working capital requirements; our ability to protect our intellectual property; risks related to the completion of the Protonex transaction, such as obtaining all required shareholder, regulatory and other approvals and the satisfaction of the conditions required to complete the transaction; risks relating to the Company’s successful integration of Protonex and its operations, such as the loss of key personnel due to the transaction, the disruption to the operations of the Company and Protonex’s respective businesses, the cost of integration exceeding that projected by Ballard, and the integration failing to achieve the expected benefits of the transaction; the magnitude of the rate of change of the Canadian dollar versus the U.S. dollar; and the general assumption that none of the risks identified in the Risks and Uncertainties section of this report or in our most recent Annual Information Form will materialize. Readers should not place undue reliance on Ballard's forward-looking statements.

The forward-looking statements contained in this document speak only as of the date of this Management Discussion and Analysis. Except as required by applicable legislation, Ballard does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this Management Discussion and Analysis, including the occurrence of unanticipated events.